05007320

4 April 05

RECEIVED
2005 APR 19 A 9:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE



Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

SUPPL

Dear Sirs,

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Additional Information on Full Year Financial Statement and Dividends Announcement
2) Capital Investment Changes in Subsidiaries

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

Emily Ang
Finance & Administrative Manager

PROCESSED
APR 25 2005
THOMSON FINANCIAL

Encl.

Want Want Holdings Ltd
400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-62251588
Fax: 65-62211588
Co. Reg. No. 199507660Z
Headquarter: No. 558, Hong Xu Road, Shanghai, China 201103
Tel : 86-21-64061257
Fax: 86-21-64466771

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	WANT WANT HOLDINGS LTD
Company Registration No.	199507660Z
Announcement submitted on behalf of	WANT WANT HOLDINGS LTD
Announcement is submitted with respect to *	WANT WANT HOLDINGS LTD
Announcement is submitted by *	Adams Lin Feng I
Designation *	Group Vice President and Director
Date & Time of Broadcast	03-Mar-2005 12:36:35
Announcement No.	00011

>> Announcement Details
The details of the announcement start here ...



Announcement Title *	Additional Information on Full Year Financial Statement and Dividends Announcement
Description	
Attachments:	File.pdf Total size = **12K** (2048K size limit recommended)

Close Window

WANT WANT HOLDINGS LTD

The Board of Directors of Want Want Holdings Ltd (the "Company") refers to the announcement of Full Year Financial Statement and Dividends for the period ended 31 December 2004 made on 25 February 2005. In response to SGX's query on the material fluctuations for items in Balance Sheet and Cash Flow Statement as at 31 December 2004 and 31 December 2003, the Directors wish to provide additional information as follows:-

Balance Sheet

1. Short term investments was lower by US$14.8 million due mainly to disposal of quoted unit trusts held by the Group.

2. Other receivables & prepayments increased by US$34.3 million mainly as a result of deposit paid for a property and land, and prepayment for the purchase of raw materials mainly rice.

3. Development properties – Included in inventories in 2003 is an amount of US$10.7 million being development property. In 2004, development property has been separately identified as a balance sheet item, accordingly, 2003 comparatives will be reclassified to conform with presentation in 2004.

   Development properties of US$19.3 million (2003 : US$10.7 million) comprise two parcels (2003 : one parcel) of land and related construction costs for the development of properties.

4. The increase in property, plant & equipment of US$42.5 million was mainly due to new leasehold land and buildings, machinery and equipment of US$31 million for new and existing factories in the PRC. In addition, higher construction in progress of US$44 million was incurred for the hospital in Hunan, new headquarter building in Shanghai and factories operation expansion. The increase was offset by depreciation of US$34 million for the year.

5. Short-term bank loans rose US$18.5 million mainly because of higher bank loans undertaken for working capital of expanded operations.

Cash Flow Statement

6. Inventories – After accounting for the reclassification above, the movement in inventories on a cash flow basis for 2004 was US$9.1 million and for 2003 was US$18.1 million. The higher variance of US$9 million in 2003 was due mainly to preparation for Chinese New Year orders in January 2004.

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	WANT WANT HOLDINGS LTD
Company Registration No.	199507660Z
Announcement submitted on behalf of	WANT WANT HOLDINGS LTD
Announcement is submitted with respect to *	WANT WANT HOLDINGS LTD
Announcement is submitted by *	Adams Lin Feng I
Designation *	Group Vice President and Director
Date & Time of Broadcast	04-Mar-2005 17:29:36
Announcement No.	00033

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Capital Investment Changes in Subsidiaries
Description	

Attachments:



File.pdf
Total size = **13K**
(2048K size limit recommended)

Close Window

WANT WANT HOLDINGS LTD
(Company Registration: 199507660Z)

CAPITAL INVESTMENT CHANGES IN SUBSIDIARIES

The Directors of Want Want Holdings Ltd ("the Company") wish to announce on the following:

(i) INCREASE IN CAPITAL INVESTMENTS IN SHENYANG RICE-WANT CEREALS & OILS LTD AND EASTPIER OVERSEAS LTD

The company has acquired 2.9% interest and 2.6% interest in the registered capital of Shenyang Rice-Want Cereals & Oils Ltd ("SYRW") held by Mountrow Overseas Limited ("Mountrow") and Down Wing Overseas Limited ("Down Wing") respectively. It has also acquired the 2.9% and 2.6% interest in the share capital of Eastpier Overseas Ltd ("Eastpier") held by Mountrow and Down Wing. Total consideration for the transaction is US$482,000 which is equivalent to the corresponding value of the original cost of investment in SYRW and the aggregate par value of the purchased shares in Eastpier. Total goodwill arising from the acquisition of SYRW and Eastpier is approximately US$367,000. Following the acquisition, the Company's holdings in the capital of each of SYRW and Eastpier increased to 95.2%.

(ii) CAPITAL INVESTMENT TRANSFER OF US$8.5 MILLION IN SHANGHAI FORE-WANT FOODS LTD

The Company has transferred its capital commitment of US$8.5 million in Shanghai Fore-Want Foods Ltd ("SFWFL") to its wholly owned subsidiary Want Want (China) Investment Ltd. With the above transfer, the capital structure of SFWFL will be as follows:-

Shanghai Hong Xin Property Ltd (Cooperative Joint Venture Partner)	Nil
Want Want Holdings Ltd	59.96%
Want Want (China) Investment Ltd	40.04%

(iii) ACQUISITION OF THE REMAINING 1% SHAREHOLDINGS IN GUANGZHOU MING-WANT DAIRY LTD

Pursuant to the announcement on 31 December 2003, the Company has acquired the remaining 1% shareholdings in Guangzhou Ming-Want Dairy Ltd ("GMWDL") from the joint venture partner Danehill Worldwide Limited ("DWL") at no cost as no capital has been injected by DWL into GMWDL. Following the acquisition, GMWDL became wholly owned subsidiary of the Company.

The transactions are not expected to have a material impact on the net tangible assets or earnings per share of the Company for the financial year ending 31 December 2005. None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the transaction.

Submitted by Adams Lin Feng I, Group Vice President and Director on 04/03/2005 to the SGX